LKA International, Inc.

3724 47th Street Ct. NW

Gig Harbor, WA 98335

(253) 514-6661

kabraham@lkaintl.com

October 28, 2011

Mr. George K. Schuler

Mine Engineer

Securities & Exchange Commission

Washington, D.C. 20549

RE:

 LKA International, Inc. Form 10-K

 File No. 000-17106 Responses

Mr. Schuler,

The following are LKA’s responses to your letter concerning the Commission’s comments/concerns stated in the above referenced file number. Our responses are listed in the order presented in your letter.

1.

We believe the term “Business Development” in this context refers not to our mining activities but to the general development of LKA’s business and prospects as a company. Therefore, the term “Development” is accurate in this context. Other references to “development” (concerning the mine) have been removed on this page and the rest of the document. Please see specific pages on which changes were made in Appendix A attached hereto.

2.

Please see our highlighted changes to the referenced document. While we have not addressed them individually they are addressed in general terms and description throughout the document. See Appendix A.

3.

During our telephone conversation with you, during which we explained LKA’s specific circumstances, this comment was waived.

4.

Please see expanded “History “ section on Pages 9 & 10. We purposely left the exact location of the Golden Wonder mine vague due to the high-grade nature of the mine’s production and mine security concerns. In the past we’ve had people trespass on the property looking for high-grade gold ore. This presents a very real liability concern mostly from an MSHA standpoint. We hope you’ll understand and provide us with some latitude in this regard.

5.

Please see map attached to page 9.

6.

Please see expanded “Description of Business” on page  4.

7.

Please see “description of Business” section on page 4. We believe this is adequately addressed.

8.

We intend to report the current and previous year’s ore shipments (comparative) on the table contained on page 4. If there are substantial ore

LKA International, Inc. Form 10-K

File No. 000-17106 Responses

October 28, 2011

Page Two

shipments which have been shipped but not “settled” or been classified by our auditors as “receivables” during the current reporting period we will disclose that such information will be made available in the subsequent reporting period.

9.

During our telephone conversation with you, during which we explained LKA’s specific circumstances, this comment was waived.

We request that instead of amending our prior filings, with the changes discussed herein and made to the various sections of our 2010 10-K, that we be allowed to incorporate these changes in all future filings.

We trust you’ll find that these responses adequately address (revised text in attached pages listed in Appendix A) the issues and concerns you expressed in your recent letter.

We acknowledge that:

•

the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/Kye A. Abraham

Kye A. Abraham

President

APPENDIX A

Comment/Response #

1.

See attached page 3

2.

See attached pages 3, 5, 15, 20, 23

4.

See attached pages 9 & 10

5.

See attached page 9

6.

See attached page 4

7.

See attached page 4

8.

See attached page 4